EXHIBIT 99.18

CONSENT OF EXPERT
The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of i-80 Gold Corp. (the "Company") for the year ended December 31, 2022 of references to, and the information derived from, the report titled "Technical Report on the Mineral Resource Estimates for the Lone Tree Deposit, Nevada" dated effective July 30, 2021, and to the references, as applicable, to the undersigned's name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the Annual Report (the "Technical Information").

/s/ Abani R. Samal
Abani R. Samal
March 31, 2023